GREEN ENERGY LIVE, INC.
7 Deer Park Drive, Suite K
1740 44th Street, Suite 5-230
Wyoming, MI 49519-6443
  (866) 460-7336

June 15, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Green Energy Live, Inc.
File No. 000-53216

Dear Sir/Madam:

Request is hereby made for the filing of Amendment No. 2 to Schedule 14C, File No. 000-53216 as soon as is practicable.

The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN ENERGY LIVE, INC.

By:   /s/ Karen Clark
Karen Clark
Chief Executive Officer and Director